FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC HOLDINGS PLC

16 August 2016

Notification of Transactions by Persons Discharging Managerial Responsibilities ("PDMRs")

On 15 August, awards (the "Awards") of US$0.50 ordinary shares (the "Shares") in HSBC Holdings plc (the "Company") were granted under the HSBC fixed pay allowance arrangements. Awards comprise part of the relevant employees' fixed remuneration for 2016. The Awards were made in London and are based upon the closing Share price on the London Stock Exchange on 12 August of £5.4500.
The Awards vest in full on the date of grant. Individual tax liabilities in respect of the vesting of the Awards were satisfied in cash. The number of Shares received by the Directors and other PDMRs named below is therefore net of tax.
In relation to Directors, 20 per cent of the Award is subject to retention until March 2017, with the remaining 80 per cent to be released annually thereafter in four equal tranches until 2021. In respect of the other PDMRs, 40 per cent of the Award is subject to retention until March 2017, with the remaining 60 per cent to be released annually thereafter in three equal tranches until 2020.

Directors
Name	Number of Shares vested
Stuart Gulliver	41,329
Iain Mackay	23,095
Marc Moses	23,095

Other PDMRs
Name	Number of Shares vested
Samir Assaf	61,411
Patrick Burke	5,461
John Flint	10,137
Andy Maguire	10,332
Paulo Maia	5,738
Antonio Simoes	4,132
Peter Wong	54,406

The following disclosures are made in accordance with Article 19 of the EU Market Abuse Regulation 596/2014.

1 - Details of the person discharging managerial responsibilities / person closely associated

First Name(s)	Last Name(s)
Name of natural person*	Stuart	Gulliver

OR
Legal Person*

2 - Reason for the notification

Position/status*	Group Chief Executive

Initial notification/amendment*	Initial Notification

In the case of amendment, please enter the previous notification reference number and explain the error that this notification is amending

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity*	HSBC Holdings plc

Legal Entity Identifier code	MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Description of the financial instrument, type of instrument*	Ordinary shares of US$0.50 each

Identification Code*	GB0005405286

Nature of the transaction*	Acquisition

Currency*	GBP

Price(s) and Volume(s)	Price	Volume
5.45	41,329

Aggregated Information	Price	Volume	Total
5.45	41,329	225,243.05

Date of Transaction	2016-08-15

Place of Transaction	London Stock Exchange, Main Market (XLON)

1 - Details of the person discharging managerial responsibilities / person closely associated

First Name(s)	Last Name(s)
Name of natural person*	Iain	Mackay

OR
Legal Person*

2 - Reason for the notification

Position/status*	Group Finance Director

Initial notification/amendment*	Initial Notification

In the case of amendment, please enter the previous notification reference number and explain the error that this notification is amending

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity*	HSBC Holdings plc

Legal Entity Identifier code	MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Description of the financial instrument, type of instrument*	Ordinary shares of US$0.50 each

Identification Code*	GB0005405286

Nature of the transaction*	Acquisition

Currency*	GBP

Price(s) and Volume(s)	Price	Volume
5.45	23,095

Aggregated Information	Price	Volume	Total
5.45	23,095	125,867.75

Date of Transaction	2016-08-15

Place of Transaction	London Stock Exchange, Main Market (XLON)

1 - Details of the person discharging managerial responsibilities / person closely associated

First Name(s)	Last Name(s)
Name of natural person*	Marc	Moses

OR
Legal Person*

2 - Reason for the notification

Position/status*	Group Chief Risk Officer

Initial notification/amendment*	Initial Notification

In the case of amendment, please enter the previous notification reference number and explain the error that this notification is amending

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity*	HSBC Holdings plc

Legal Entity Identifier code	MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Description of the financial instrument, type of instrument*	Ordinary shares of US$0.50 each

Identification Code*	GB0005405286

Nature of the transaction*	Acquisition

Currency*	GBP

Price(s) and Volume(s)	Price	Volume
5.45	23,095

Aggregated Information	Price	Volume	Total
5.45	23,095	125,867.75

Date of Transaction	2016-08-15

Place of Transaction	London Stock Exchange, Main Market (XLON)

1 - Details of the person discharging managerial responsibilities / person closely associated

First Name(s)	Last Name(s)
Name of natural person*	Samir	Assaf

OR
Legal Person*

2 - Reason for the notification

Position/status*	CEO Global Banking & Markets

Initial notification/amendment*	Initial Notification

In the case of amendment, please enter the previous notification reference number and explain the error that this notification is amending

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity*	HSBC Holdings plc

Legal Entity Identifier code	MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Description of the financial instrument, type of instrument*	Ordinary shares of US$0.50 each

Identification Code*	GB0005405286

Nature of the transaction*	Acquisition

Currency*	GBP

Price(s) and Volume(s)	Price	Volume
5.45	61,411

Aggregated Information	Price	Volume	Total
5.45	61,411	334,689.95

Date of Transaction	2016-08-15

Place of Transaction	London Stock Exchange, Main Market (XLON)

1 - Details of the person discharging managerial responsibilities / person closely associated

First Name(s)	Last Name(s)
Name of natural person*	Patrick	Burke

OR
Legal Person*

2 - Reason for the notification

Position/status*	President and Chief Executive of HSBC US

Initial notification/amendment*	Initial Notification

In the case of amendment, please enter the previous notification reference number and explain the error that this notification is amending

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity*	HSBC Holdings plc

Legal Entity Identifier code	MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Description of the financial instrument, type of instrument*	Ordinary shares of US$0.50 each

Identification Code*	GB0005405286

Nature of the transaction*	Acquisition

Currency*	GBP

Price(s) and Volume(s)	Price	Volume
5.45	5,461

Aggregated Information	Price	Volume	Total
5.45	5,461	29,762.45

Date of Transaction	2016-08-15

Place of Transaction	London Stock Exchange, Main Market (XLON)

1 - Details of the person discharging managerial responsibilities / person closely associated

First Name(s)	Last Name(s)
Name of natural person*	John	Flint

OR
Legal Person*

2 - Reason for the notification

Position/status*	Chief Executive, Retail Banking and Wealth Management

Initial notification/amendment*	Initial Notification

In the case of amendment, please enter the previous notification reference number and explain the error that this notification is amending

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity*	HSBC Holdings plc

Legal Entity Identifier code	MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Description of the financial instrument, type of instrument*	Ordinary shares of US$0.50 each

Identification Code*	GB0005405286

Nature of the transaction*	Acquisition

Currency*	GBP

Price(s) and Volume(s)	Price	Volume
5.45	10,137

Aggregated Information	Price	Volume	Total
5.45	10,137	55,246.65

Date of Transaction	2016-08-15

Place of Transaction	London Stock Exchange, Main Market (XLON)

1 - Details of the person discharging managerial responsibilities / person closely associated

First Name(s)	Last Name(s)
Name of natural person*	Andy	Maguire

OR
Legal Person*

2 - Reason for the notification

Position/status*	Group Chief Operating Officer

Initial notification/amendment*	Initial Notification

In the case of amendment, please enter the previous notification reference number and explain the error that this notification is amending

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity*	HSBC Holdings plc

Legal Entity Identifier code	MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Description of the financial instrument, type of instrument*	Ordinary shares of US$0.50 each

Identification Code*	GB0005405286

Nature of the transaction*	Acquisition

Currency*	GBP

Price(s) and Volume(s)	Price	Volume
5.45	10,332

Aggregated Information	Price	Volume	Total
5.45	10,332	56,309.40

Date of Transaction	2016-08-15

Place of Transaction	London Stock Exchange, Main Market (XLON)

1 - Details of the person discharging managerial responsibilities / person closely associated

First Name(s)	Last Name(s)
Name of natural person*	Paulo	Maia

OR
Legal Person*

2 - Reason for the notification

Position/status*	Chief Executive, Latin America

Initial notification/amendment*	Initial Notification

In the case of amendment, please enter the previous notification reference number and explain the error that this notification is amending

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity*	HSBC Holdings plc

Legal Entity Identifier code	MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Description of the financial instrument, type of instrument*	Ordinary shares of US$0.50 each

Identification Code*	GB0005405286

Nature of the transaction*	Acquisition

Currency*	GBP

Price(s) and Volume(s)	Price	Volume
5.45	5,738

Aggregated Information	Price	Volume	Total
5.45	5,738	31,272.10

Date of Transaction	2016-08-15

Place of Transaction	London Stock Exchange, Main Market (XLON)

1 - Details of the person discharging managerial responsibilities / person closely associated

First Name(s)	Last Name(s)
Name of natural person*	Antonio	Simoes

OR
Legal Person*

2 - Reason for the notification

Position/status*	Chief Executive, HSBC Bank plc

Initial notification/amendment*	Initial Notification

In the case of amendment, please enter the previous notification reference number and explain the error that this notification is amending

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity*	HSBC Holdings plc

Legal Entity Identifier code	MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Description of the financial instrument, type of instrument*	Ordinary shares of US$0.50 each

Identification Code*	GB0005405286

Nature of the transaction*	Acquisition

Currency*	GBP

Price(s) and Volume(s)	Price	Volume
5.45	4,132

Aggregated Information	Price	Volume	Total
5.45	4,132	22,519.40

Date of Transaction	2016-08-15

Place of Transaction	London Stock Exchange, Main Market (XLON)

1 - Details of the person discharging managerial responsibilities / person closely associated

First Name(s)	Last Name(s)
Name of natural person*	Peter	Wong

OR
Legal Person*

2 - Reason for the notification

Position/status*	Deputy Chairman and Chief Executive, The Hongkong and Shanghai Banking Corporation Limited

Initial notification/amendment*	Initial Notification

In the case of amendment, please enter the previous notification reference number and explain the error that this notification is amending

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity*	HSBC Holdings plc

Legal Entity Identifier code	MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Description of the financial instrument, type of instrument*	Ordinary shares of US$0.50 each

Identification Code*	GB0005405286

Nature of the transaction*	Acquisition

Currency*	GBP

Price(s) and Volume(s)	Price	Volume
5.45	54,406

Aggregated Information	Price	Volume	Total
5.45	54,406	296,512.70

Date of Transaction	2016-08-15

Place of Transaction	London Stock Exchange, Main Market (XLON)

For any queries related to this notification please contact: Nickesha Graham-Burrell, Senior Assistant Company Secretary on +44 (0)20 7992 3633.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                     Name: Ben J S Mathews

                                                                                                Title: Group Company Secretary

                                                                            Date: 16 August 2016